January 18, 2005




United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Cheryl Grant, Esq.


        RE:    FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
               REGISTRATION STATEMENT ON FORM S-1/A FILED
               January 18, 2005 FILE NO, 333-120412

Dear Ms. Grant:

On behalf of Fusion Telecommunications International, Inc., electronically transmitted please find Amendment No. 2, which has been marked to show changes from the original filing. The Amendment reflects changes made in response to your comments, updates to the information and disclosures regarding our acquisition of the minority interest in Efonica which will be effective upon the closing of the offering.

For your convenience, we have attempted
to provide the exact page numbers for disclosure made in response to your comments. This response letter has been numbered to coincide with your comment letter.

COMMENT 1: WE NOTE YOUR SEVERAL CHANGES TO THE REGISTRATION FEE TABLE. PLEASE EXPLAIN TO US SUPPLEMENTALLY WHY YOU ADJUSTED THE AMOUNT OF REGISTRATION FEE WHERE THE AMOUNT OF SECURITIES TO BE REGISTERED DID NOT CHANGE.

Response: Please note that there were certain changes made to the maximum offering price between the original and Amendment No. 1. These changes related to changes in the exercise price of the Representative's Purchase Option and the securities underlying it as a result of negotiations with the NASD with respect to the Underwriter's compensation. Other changes were made to fix mistakes in the calculations. Please note that there are certain changes made to the fee table in this Amendment to reflect the inclusion of 150,000 shares on behalf of a selling stockholder.

COMMENT 2: WE REISSUE OUR PRIOR COMMENT NUMBER THREE. INCLUDE ITEM 201 OF REGULATION S-K DISCLOSURE, PARTICULARLY ITEM 201 (b), OR ADVISE US WHERE THE INFORMATION IS LOCATED IN YOUR PROSPECTUS. NOTE THAT YOU SHOULD PROVIDE THE INFORMATION AS OF A RECENT DATE.

Response: We have added the information required by Item 201(b) which is located on pages 68 and 69 of the prospectus. Please note that we had inserted the information required by Item 201(a) on Page 5 of the prospectus in conjunction with our filing of Amendment #1.

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COMMENT 3: WE REISSUE PRIOR COMMENT NUMBER SIX. WE DO NOT BELIEVE THAT YOUR
DISCLOSURES ADEQUATELY ADDRESS THE REQUIREMENTS STATED IN OUR PRIOR COMMENT. WE BELIEVE THAT, ABSENT THE COMPREHENSIVE DISCLOSURES IN QUESTION 8 OF OUR FREQUENTLY ASKED QUESTIONS DOCUMENT ON NON-GAAP MEASURES WHICH IS AVAILABLE ON OUR WEBSITE AT: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, INCLUSION OF ADJUSTED EBITDA MAY BE MISLEADING. WE BELIEVE THAT YOUR DISCLOSURES MUST INCLUDE THE FOLLOWING ITEMS:

         o A MORE DETAILED AND COMPANY-SPECIFIC, DISCUSSION OF THE MANNER IN WHICH USES ADJUSTED EBITDA TO CONDUCT OR EVALUATE ITS BUSINESS.

         o A COMPREHENSIVE DISCUSSION OF THE ECONOMIC RATIONALE FOR EXCLUDING EACH ADJUSTING ITEM IN THE RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME.

         o A CLEAR AND CONCISE EXPLANATION FOR EACH FINANCIAL STATEMENT LINE ITEM THAT RECONCILES ADJUSTED EBITDA TO NET INCOME, DESCRIBING THE LIMITATIONS IN UNDERSTANDING THE COMPANY'S PERFORMANCE WHEN MANAGEMENT EXCLUDES EACH LINE ITEM FROM THE NON-GAAP FINANCIAL MEASURE AS COMPARED TO THE MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURE AND HOW MANAGEMENT COMPENSATES FOR THESE LIMITATIONS.

Response: We have omitted the EBITDA information.

COMMENT 4: WE REISSUE OUR PRIOR COMMENT NUMBER 12. PLEASE GENERALLY REVISE YOUR REGISTRATION STATEMENT TO ELIMINATE TECHNICAL AND BUSINESS JARGON FROM THE PROSPECTUS SUMMARY AND TO REDUCE THE AMOUNT OF JARGON THROUGHOUT THE REST OF THE PROSPECTUS. AS ONLY A FEW EXAMPLES, RATHER THAN USE ACRONYMS, SUCH AS "PTT" AND "ISPS," CONSIDER SPELLING OUT THE TERMS.

Response: We have reviewed the summary and the registration statement to eliminate technical terms and business jargon throughout.

COMMENT 5: REVISE TO INCLUDE A RISK FACTOR THAT ADDRESSES THE IMPACT ON THE PRICE OF SHARES SOLD IN THE INITIAL PUBLIC OFFERING IN THE EVENT YOUR SELLING SECURITY HOLDERS SELL AT A PRICE LOWER THAN YOUR OFFERING PRICE

Response: We previously added a risk factor addressing the issue raised in your comment which is the fourth risk from the end of the risk factor section. Please note that we are now registering 150,000 shares on behalf of a shareholder, as well as the warrants. We have amended the Risk Factor that we previously added to a discussion of the effects of the 150,000 shares. As per our conversation of January 11, 2005, we would like to remind the Commission that the warrants are not exercisable during the first 12 months and that they are exercisable at the IPO price, so the risk of the selling security holders exercising their warrants and selling at a discount to the IPO price is somewhat remote. Notwithstanding this belief, we believe that the Risk Factor addresses the staff's concerns.

COMMENT 6: WE REISSUE OUR PRIOR COMMENT NUMBER 20. PLEASE AVOID THE GENERIC CONCLUSIONS IN YOUR RISK FACTORS THAT A RISK COULD HAVE A MATERIAL ADVERSE EFFECT OR IMPACT ON YOU. THIS DOES NOT REPRESENT MEANINGFUL DISCLOSURE. INSTEAD, PLEASE REPLACE THIS LANGUAGE WITH SPECIFIC DISCLOSURE OF THE POSSIBLE IMPACT UPON YOUR OPERATING RESULTS, BUSINESS, LIQUIDITY, CASH FLOW, FINANCIAL CONDITION, SHARE PRICE, ETC. FOR EXAMPLE, UNDER THE RISK FACTOR BEGINNING "THE COMMUNICATIONS SERVICES INDUSTRY..." ON PAGE 10, WHAT BUSINESS INITIATIVES WOULD BE MATERIALLY ADVERSELY AFFECTED AND HOW? ALSO, FOR EXAMPLE, IN THE RISK FACTOR BEGINNING "BREACHES IN OUR NETWORK SECURITY SYSTEMS..." ON PAGE 13,

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ASSESS THE LIKELIHOOD OF RECURRENCE. AS ANOTHER EXAMPLE, IN THE RISK FACTOR
BEGINNING "A SIGNIFICANT PORTION OF THE PROCEEDS OF THIS OFFERING WILL BE USED..." ON PAGE 15; HOW AND WHY WILL THIS USE HAVE A MATERIAL ADVERSE EFFECT ON YOUR BUSINESS? THESE ARE ONLY A FEW EXAMPLES

Response: We have reviewed the Risk Factor section of the prospectus to eliminate conclusions of a generic nature. Please note that with respect to assessing the likelihood of recurrence of breaches in our network security system, Management does not believe that there is a significant likelihood of recurrence. We have not stated Management's view with regard to recurrence because the language would be ameliorative and therefore not appropriate for the Risk Factor section.

COMMENT 7: SOME OF YOUR RISK FACTOR CAPTIONS CONTINUE TO BE TOO VAGUE AND GENERIC, SUCH AS "SERVICE INTERRUPTIONS COULD AFFECT OUR BUSINESS" AND "WE FACE ADDITIONAL RISKS BECAUSE WE DO BUSINESS ON AN INTERNATIONAL LEVEL." IN ACCORDANCE WITH PRIOR COMMENT 19, REVISE THE CAPTIONS SO THEY REFLECT THE RISK TO YOU OR YOUR INVESTORS

Response: We have revised the captions that the Company views as too vague and generic.

COMMENT 8: WE NOTE YOUR INCLUSION OF THE MITIGATING LANGUAGE "WHILE WE ARE WORKING TO CHANGE THE PAYMENT TERMS OF CERTAIN OF THESE LIABILITIES..." IN THE REVISIONS TO THIS RISK FACTOR. PLEASE FURTHER REVISE TO REMOVE MITIGATING LANGUAGE.

Response:  We have removed the mitigating language.  Please see page 7.

COMMENT 9: WE NOTE YOUR DISCLOSURE ON PAGE 25 THAT SUGGESTS YOU HAVE A "PRIMARY FOCUS ON VOIP TERMINATIONS TO THE EMERGING MARKETS." WE ALSO NOTE YOUR STATEMENT IN THIS RISK FACTOR THAT YOUR "ABILITY TO TERMINATE VOICE TRAFFIC IN [Y] OUR TARGETED MARKETS IS AN ESSENTIAL COMPONENT OF [Y]OUR ONGOING OPERATIONS." SO THAT INVESTORS MAY UNDERSTAND THE EXTENT TO WHICH YOUR RELATIONSHIPS WITH SERVICE PROVIDERS OR ANY PARTICULAR PROVIDER IS IMPORTANT TO YOU, PLEASE INDICATE ANY COUNTRY IN WHICH 10% OR MORE OF YOUR CUSTOMERS' CALLS TERMINATE AND ASSESS THE DEGREE TO WHICH YOUR SERVICE TO THAT MARKET IS DEPENDENT UPON ANY ASSOCIATED PROVIDER.

Response: As is common in the industry, the company manages its VoIP business primarily by analyzing its customers and vendors (not terminating destinations). The Company tracks revenue for areas where we terminate traffic only in the event that we have invested capital, deployed equipment or leased transmission facilities. For this reason we have included revenue by region for each region in which we have invested capital, deployed equipment or leased transmission facilities. We have also added language on page 9 to indicate regions where 10% or more of the Company's customers calls terminate and assessed the degree to which the Company's service to that market is dependent upon any associated provider. We have further illustrated these percentages on page 23.

COMMENT 10: WE NOTE YOUR REVISION IN THIS RISK FACTOR CONCERNING YOUR JOINT VENTURE PARTNER IN INDIA. PLEASE INDICATE HOW MUCH THIS JOINT VENTURE PARTNER OWES YOU AS OF A RECENT DATE, IF THIS AMOUNT IS MATERIAL. ALSO INDICATE WHETHER THIS DIFFICULTY IS COMMON WITH YOUR JOINT VENTURE ARRANGEMENTS.

Response: We have indicated the amount that the joint venture partner owes as of a recent date. The Company feels that this is an isolated instance and is not a common occurrence.

However, we have not stated that Management believes recurrence is unlikely, as we believe that it would be ameliorative and therefore not appropriate for the Risk Factor section.

COMMENT 11: WE NOTE YOUR REVISION IN THIS RISK FACTOR CONCERNING A SERVICE INTERRUPTION IN 2002 THAT RESULTED IN A LOSS OF REVENUES OF APPROXIMATELY $8.2 MILLION AND A LOSS OF GROSS PROFITS OF $395,000. PLEASE INDICATE YOUR ASSESSMENT OF THE LIKELIHOOD OF RECURRENCE, INCLUDING CONSIDERATION OF YOUR CURRENT RELATIONSHIP, IF ANY, WITH THE SERVICE PROVIDER OR OF WHATEVER ISSUE CREATED THE INTERRUPTION.

Response: Management does not believe that there is a strong likelihood of recurrence. The service interruptions were related to the shut down of three networks, two of which were located in Latin America and one in the Caribbean. The primary reason for the interruption was the Company's lack of capital which the Company believes will be alleviated by the offering. We have made certain changes to the risk but have avoided using mitigating language.

COMMENT 12: REVISE THE BUSINESS SECTION TO PROVIDE MORE ENHANCED DISCLOSURE OF THE STRAINED RELATIONS BETWEEN THE JOINT VENTURE PARTNERS IN INDIA. IN THIS REGARD, YOU SHOULD PROVIDE READERS WITH MORE INSIGHT AS TO THE STATUS OF YOUR RELATIONSHIP WITH YOUR INDIAN PARTNER, THE EXTENT OF THE "LIMITED FINANCIAL RESOURCES", THE HISTORY OF ESTEL'S FAILURE TO PAY FOR SERVICES ON A TIMELY BASIS OR INVEST CAPITAL IN THE JOINT VENTURE AND HOW YOU PLAN TO CONFRONT THESE ISSUES

Response: We have added language to the Business section to provide more enhanced disclosure of the strained relations between the Company and the joint venture partner. Please see pages 40 and 41 "Business - Joint Ventures - India".

COMMENT 13: WE REISSUE OUR PRIOR COMMENT NUMBER 29. PLEASE INCLUDE IN YOUR TABLE HOW YOU EXPECT TO ALLOCATE THE NET PROCEEDS OF THE OFFERING IF THE UNDERWRITERS EXERCISE THEIR OVER-ALLOTMENT OPTION.

Response: The Company intends to apply the net proceeds from any exercise of the over-allotment option to working capital and general corporate purposes. Please note that in response to Comment 14, we have added what items are included in working capital and general corporate purposes.

COMMENT 14: WE REISSUE OUR PRIOR COMMENT NUMBER 30. WE NOTE THAT YOU INTEND TO APPLY ALMOST ONE-THIRD OF THE NET PROCEEDS FROM THE OFFERING ON "WORKING CAPITAL AND GENERAL CORPORATE PURPOSES" AND, AS YOU INDICATE IN YOUR RISK FACTOR BEGINNING "WE HAVE BROAD DISCRETION AS TO THE USE OF THE NET PROCEEDS ... " ON PAGE 15, YOUR BUSINESS AND PROSPECTS "`MAY BE SERIOUSLY HARMED" IF YOU DO NOT USE THE PROCEEDS "EFFECTIVELY." SO THAT INVESTORS MAY GAUGE THE DEGREE OF RISK INVOLVED IN INVESTING IN YOU- SECURITIES WHERE YOU WILL HAVE SUCH DISCRETION OVER A SIGNIFICANT AMOUNT OF THE PROCEEDS FROM THE OFFERING, REVISE TO MORE SPECIFICALLY IDENTIFY THE PURPOSES FOR WHICH THIS BALANCE OF THE NET PROCEEDS IS EXPECTED TO BE USED AND QUANTIFY THE AMOUNT INTENDED TO HE ALLOCATED TO EACH PURPOSE. IT IS NOT APPROPRIATE NOR HELPFUL DISCLOSURE TO INVESTORS TO AGGREGATE THOSE PURPOSES UNDER A GENERIC CATEGORY SUCH AS "WORKING CAPITAL AND GENERAL CORPORATE PURPOSES." AS ONLY ONE CONSIDERATION FOR YOUR RESPONSE, WILL THE PURPOSES INCLUDE WHAT HAVE BEEN THE COMPANY'S HISTORIC WORKING CAPITAL AND GENERAL CORPORATE EXPENSES?

Response: We have added disclosure as to what items make up a significant portion of working capital and general corporate purposes, although the Company is not able to quantify each component that comprises working capital. The items identified are the Company's historical use of working capital and general corporate purposes. Please see page 16.

COMMENT 15: WE REISSUE IN PART OUR PRIOR COMMENT NUMBER 31. PLEASE STATE THE AGGREGATE NUMBER OF SHARES OF COMMON STOCK IN YOUR PAYMENTS) DURING 2004.

Response: We have added the number of shares issued as dividends. Please see page 17.

COMMENT 16: WE NOTE YOUR REVISION INDICATING THAT, AS OF DECEMBER 22, 2004, YOU HAD NOT MADE THE REQUIRED DIVIDEND PAYMENT TO THE HOLDERS OF YOUR SERIES C PREFERRED STOCK. PLEASE INDICATE THE PENALTY FOR FAILURE TO PAY BY THE REQUIRED PAYMENT DATE AND THE AGGREGATE AMOUNT OF THE DIVIDEND THAT WAS DUE.

Response: We have added the dollar amount owed. There is no penalty for failure to pay the required dividend when due. The Company is in the process of paying the dividend and expects to pay it during the first quarter of 2005. Please see page 16.

COMMENT 17: IT APPEARS THE PRO FORMA COLUMN REFLECTS THE REPAYMENT OF DEBT WITH OFFERING PROCEEDS. YOUR PRO FORMA INFORMATION SHOULD PRESENT THE COMPANY'S CAPITALIZATION IMMEDIATELY PRIOR TO THE OFFERING AND THE APPLICATION OF OFFERING PROCEEDS. PLEASE REVISE ACCORDINGLY OR ADVISE US. IN ADDITION, IT APPEARS YOU SHOULD MAKE A SIMILAR REVISION WHEN CALCULATING THE AMOUNT OF PRO FORMA NET TANGIBLE BOOK VALUE REPORTED IN THE DILUTION INFORMATION ON PAGE 20

Response: We have made the requested change as discussed with Joseph Cascarano. Please see pages 17 and 18.

COMMENT 18: PLEASE REVISE TO CLEARLY INDICATE THAT THE COMPANY HAS A NET TANGIBLE DEFICIT AND A NET TANGIBLE DEFICIT PER SHARE AS OF SEPTEMBER 30, 2004.


Response: We have made the requested change.  Please see page 18.

COMMENT 19: WE NOTE YOUR RESPONSE TO PRIOR COMMENT 34. ON PAGES 25 AND 27 YOU STATE THAT YOUR PRIMARY REVENUE FOCUS IS ON VOIP TERMINATIONS IN EMERGING MARKETS. WE ALSO NOTE THAT YOU ENTER INTO INTERCONNECT AGREEMENTS WITH POSTAL TELEPHONE AND TELEGRAPH COMPANIES IN YOUR EMERGING MARKETS. TO BETTER UNDERSTAND HOW THE CHANGES IN THE GEOGRAPHICAL MIX OF BUSINESS MAY IMPACT REVENUE AND PROFITABILITY, PLEASE DISCLOSE THE AMOUNT OF REVENUE GENERATED FROM CALLS TERMINATED IN EACH OF YOUR EMERGING MARKETS FOR ALL THE PERIODS PRESENTED. BY EMERGING MARKETS YOU MAY PRESENT THE INFORMATION BY REGION OR COUNTRY AS IT IS SEEN THROUGH THE EYES OF MANAGEMENT.

Response: We have added information detailing the amount of revenues generated by region for all periods presented. As is common in the industry, the Company manages its VoIP business primarily by analyzing its customers and vendors (not terminating destinations). The Company tracks revenue for areas where we terminate traffic only in the event that we have invested capital, deployed equipment or leased transmission facilities. For this reason, we have included revenue by region for each region in which we have invested capital, deployed equipment or leased transmission facilities.

COMMENT 20: WE REISSUE IN PART OUR PRIOR COMMENT NUMBER 35. WITH REGARD TO A DISCUSSION OF ANY KNOWN TRENDS, EVENTS OR UNCERTAINTIES, EXPLAIN WHETHER AND WHY YOU EXPECT REVENUES TO INCREASE, DECREASE, OR REMAIN THE SAME IN THE UPCOMING YEAR. ALSO, DISCUSS WHETHER, WHEN AND TO WHAT EXTENT YOU EXPECT TO SHOW NET INCOME, ESPECIALLY IN LIGHT OF YOUR RELATIVELY HIGH COST OF REVENUES.

Response: In response to your previous comment #35, we added language that indicates that Management expects to increase revenues and that as revenues increase it expects costs to represent a smaller percentage of revenues. Please see page 24 (the second paragraph under "Operating Expenses"). The Company and counsel respectively do not believe that it is appropriate to state when the Company believes it will show net income. Such disclosures would amount to a projection which we believe is inappropriate for a prospectus.

COMMENT 21: WE REISSUE PRIOR COMMENT 41. WE DO NOT BELIEVE THAT YOUR DISCLOSURES IN THE FILING OR THE RESPONSE IN THE LETTER ADDRESS THE ISSUES RAISED IN OUR PRIOR COMMENT. PLEASE REVISE OR ADVISE.

Response: We have added disclosure in response to your comment. Please see page 34.


COMMENT 22. WE REISSUE IN PART OUR PRIOR COMMENT NUMBER 44. CURRENTLY, SOME OF YOUR MORE DETAILED DISCUSSION OF TELECOMMUNICATIONS SERVICES YOU HAVE BEEN PROVIDING IS INTERWOVEN WITH OR SUBSUMED BY YOUR DISCUSSION OF YOUR MARKETING ACTIVITIES. SEE, FOR EXAMPLE, PAGE 42 UNDER "MARKETING", WHERE IT IS NOT ASCERTAINABLE WHETHER THE JAMAICAN VENTURE WILL ASSIST YOUR EFFORTS IN ONLY ADVERTISING YOUR SERVICES OR IN BEING A VEHICLE FOR THE PROVISION OF YOUR TELECOMMUNICATIONS SERVICES. PLEASE GENERALLY REVISE YOUR DISCUSSION OF YOUR BUSINESS OPERATIONS SO THAT INVESTORS MAY UNDERSTAND THE CURRENT EXTENT OF YOUR TELECOMMUNICATIONS SERVICES OPERATIONS AND THEN THE CURRENT EXTENT OF YOUR MARKETING ACTIVITIES. FOR EXAMPLE, CONSIDER ELABORATING IN THE APPROPRIATE PLACES ON YOUR DISCUSSION OF YOUR SERVICES UNDER THE "SERVICES" SUBSECTION BEGINNING ON PAGE 38 WITH THE SERVICE-RELATED DISCUSSION CULLED FROM YOUR "MARKETING" SECTION. WHEN DESCRIBING YOUR JOINT VENTURE AGREEMENTS, PLEASE INCLUDE THE TERMS OF THE AGREEMENTS.

Response: We have made changes to clarify disclosure throughout the section in response to your comment. We have made specific changes to differentiate between the services that the Company provides and its marketing activities. We have discussed the terms of the joint venture agreements.

COMMENT 23. WE NOTE YOUR DISCLOSURE ON PAGE 38, AMONG OTHER PAGES, THAT FOCUS ON VOICE TERMINATION SERVICES IN "EMERGING MARKETS IN ASIA, THE MIDDLE EAST, AFRICA, THE CARIBBEAN AND LATIN AMERICA." PLEASE TELL US SUPPLEMENTALLY THE COUNTRIES WHERE SUCH TERMINATIONS OCCUR AND THE COUNTRIES IN WHICH YOU HAVE "IN-COUNTRY PARTNERSHIPS" IN ORDER TO FACILITATE YOUR OFFER OF SERVICES. BASED UPON YOUR RESPONSE, WE MAY HAVE FURTHER COMMENTS.

Response: As is common in the industry, the Company manages its VoIP business primarily by analyzing its customers and vendors (not terminating destinations). The Company's financial systems track revenue for areas where we terminate traffic only in the event that we have invested capital, deployed equipment or leased transmission facilities. For this reason, we have included revenue by the region for each region in which we have invested capital, deployed equipment or leased transmission facilities. Please see our response to comment #28 which discloses our "points of presence".

COMMENT 24. PLEASE FILE YOUR AGREEMENTS WITH THE TELCO GROUP AND QWEST COMMUNICATIONS AS EXHIBITS TO THE FORM S-1 AS THEY APPEAR TO BE MATERIAL CONTRACTS PURSUANT TO ITEM 601(b)(10) OF REGULATION S-K. REFER TO OUR PRIOR COMMENT NUMBER 45.

Response: The Agreement with Qwest Communications and Telco Group have now been filed as exhibits.

COMMENT 25. WE NOTE YOUR STATEMENT THAT YOU REVISED YOUR DISCLOSURE IN RESPONSE TO OUR PRIOR COMMENT NUMBER 47, BUT THE REVISIONS ARE NOT EVIDENT. THEREFORE, WE REISSUE THIS COMMENT. PLEASE INDICATE TO US SUPPLEMENTALLY HOW YOU CONSIDERED WHETHER TO INCLUDE DISCLOSURE UNDER ITEMS 101 (c)(viii), CONCERNING BACKLOG, AND
(xi), CONCERNING RESEARCH AND DEVELOPMENT, OF REGULATION S-K OR ADVISE US WHERE THE RELATED REVISIONS ARE LOCATED.

Response: The Company has no backlog or research and development expenses. Therefore, no disclosure has been added.

COMMENT 26. WE REISSUE OUR PRIOR COMMENT NUMBER 48. PLEASE INCLUDE THE FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS REQUIRED BY ITEM 101(d) OF REGULATION S-K, OR TELL US SUPPLEMENTALLY WHY YOU BELIEVE IT IS NOT REQUIRED HERE. IN LIEU OF DETAILING THE INFORMATION IN YOUR BUSINESS SECTION, YOU MAY INCLUDE A CROSS-REFERENCE TO AN APPLICABLE NOTE TO THE FINANCIAL STATEMENTS.

Response: Since the vast majority of the Company's customers are located in the United States the Company does not evaluate its business in such a manner. No international customer accounts for a material portion of the Company's revenues. In response to Comment 19, we have added a chart showing revenue by region for each region in which we have invested capital, deployed equipment or leased transmission facilities. As it increases its non-U.S. customer base it may perform this evaluation.

COMMENT 27. REVISE TO PROVIDE MORE DETAILED INFORMATION REGARDING THE TIMEFRAMES FOR YOUR PLANS AS REQUESTED IN PRIOR COMMENT 49. FOR INSTANCE, CLARIFY WHEN DURING 2005 YOU EXPECT TO MARKET SERVICES TO CABLE OPERATORS AND SPECIFICALLY WHERE YOU ARE IN YOUR ONGOING PLAN TO EXPAND INTERNATIONALLY

Response: The Company expects to begin marketing services to cable operators in the third quarter of 2005. We expect to continue to increase our international business throughout 2005, as illustrated by our acquisition of a Jamaican carrier which is expected to deliver services by the second quarter of 2005. We have added disclosure with respect to timeframes on page 35.

COMMENT 28. PLEASE INDICATE WHERE YOU CURRENTLY HAVE POINTS OF PRESENCE SO THAT INVESTORS MAY HAVE A SENSE OF YOUR CURRENT ABILITY TO PENETRATE EMERGING MARKETS AND THE DEGREE TO WHICH YOU WILL NEED ADDITIONAL POINTS OF PRESENCE TO IMPLEMENT YOUR BUSINESS STRATEGIES.

Response: We have added disclosure as to the Company's points of presence and, as stated in the registration statement, we maintain one point of presence in the Caribbean, Latin America and the Middle East, two points of presence in the United States and five points of presence in Asia. We are generally required to establish additional points of presence where the partner or vendor does not have the necessary equipment, where it is a requirement pursuant to a license agreement or the partner or vendor contractually require us to provide the equipment. We have added disclosure in this regard on pages 42 and 43.

COMMENT 29. WE REISSUE OUR PRIOR COMMENT NUMBER 46. PLEASE GENERALLY REVISE THIS DISCUSSION TO CLARIFY HOW ANY MARKET NUMBERS YOU STATE ARE RELATED TO YOUR BUSINESS. DISCLOSE HOW MANY INTERNET USERS USE YOUR PRODUCTS AND GENERATE REVENUES FOR YOU. SIMILARLY WHEN YOU DESCRIBE COUNTRIES IN THIS SECTION, PLEASE INDICATE WHETHER YOU CURRENTLY OFFER SERVICES IN THOSE COUNTRIES OR PLAN TO DO SO; THIS WILL HELP INVESTORS IN ASCERTAINING ANY RELEVANCE OF THE INFORMATION FOR YOUR BUSINESS.

Response: The Company devotes its resources in areas where it sees an opportunity partially based on the growth of the use of the Internet in regions. Thus it believes that the information is relevant to investors and is not misleading. We have stated the regions wherein we provide services. It is not possible for the Company to ascertain how many Internet users use its products. However, as part of our decision process, we evaluate growth of Internet users in our potential markets.

COMMENT 30. WE REISSUE IN PART OUR PRIOR COMMENT NUMBER 59. TO THE EXTENT REASONABLY KNOWN, PROVIDE QUANTIFIED DISCLOSURE OF YOUR MARKET SHARES IN EACH OF YOUR MARKETS. SEE ITEM 101(c)(x) OF REGULATION S-K.

Response: The Company can not provide quantified disclosure of its market share. This information is not available as a result of the nature of emerging markets.

COMMENT 31. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER 79 THAT YOU EXPECT "THAT THE SYNDICATE MEMBERS WILL DISTRIBUTE COPIES OF THE PROSPECTUS BY EMAIL, IN A PDF OR SIMILAR FORMAT, SO THAT IT REPLICATES THE PROSPECTUS AS FILED." IN YOUR PLAN OF DISTRIBUTION, PLEASE DESCRIBE THIS MANNER OF DISTRIBUTING THE PROSPECTUS AND CONFIRM TO US SUPPLEMENTALLY WHETHER THIS WILL BE YOUR ONLY METHOD OF DISTRIBUTION AND HOW YOU INTEND TO EVIDENCE SATISFACTION OF THE PROSPECTUS DELIVERY REQUIREMENT BY THIS METHOD. IN ADDITION, PLEASE EXPLAIN IN THE PLAN OF DISTRIBUTION THAT INVESTORS ARE NOT COMMITTING TO ELECTRONIC-ONLY DELIVERY OF OTHER INFORMATION, SUCH AS PROXY STATEMENTS AND ANNUAL REPORTS, FROM YOU AFTER COMPLETION OF THIS OFFERING. BASED UPON YOUR RESPONSE, WE MAY HAVE FURTHER COMMENTS.

Response: After the paragraph "These stabilizing transactions..." almost at the end of the "Underwriting" section, we have added the following:

        "The underwriters may distribute copies of this prospectus in pdf or similar format. Receipt of this prospectus by electronic means does not obligate any investor in the offering to receive in the future periodic reports or proxy materials from us."

In connection with an electronic delivery of a prospectus in pdf, disc, CD-ROM or similar static format, the underwriters will deliver electronic copies to only those persons consenting to receiving electronic versions and will maintain a record of the discs and CD-ROMs, and emails sent and review them against any "return as undeliverable" messages. It will assume there has been a completed email delivery in the event there is no response as to its being undeliverable. The underwriters will provide paper copies by mail or other means of delivery to persons receiving electronic versions, on request. The final prospectus will be sent in paper or an electronic format, such as a disc or CD-ROM, physically with the confirmation which will be in a paper format."

COMMENT 32. WE NOTE YOUR RESPONSES TO PRIOR COMMENTS 81 AND 82. WE NOTE ON PAGE 14 OF YOUR S-1 WHERE YOU STATE THAT THERE ARE "EXCHANGE CONTROL REGULATIONS" AND "OTHER IMPEDIMENTS TO CONVERTIBILITY TO U.S. DOLLARS" IN MARKETS WHERE YOU PROVIDE SERVICE WHICH MAY RESULT IN REVENUES THAT YOU WOULD BE "UNABLE TO REPATRIATE OUTSIDE OF THE COUNTRY IN WHICH THEY ARE EARNED." PLEASE ADVISE US WHY THESE APPARENT RESTRICTIONS ARE NOT RESTRICTIONS ON DIVIDENDS AND NET ASSETS AS CONTEMPLATED BY RULE 4-08(e) (1) AND (3) OF REGULATION S-X, RESPECTIVELY.

Response: There are currently no limitations on dividends and net assets as contemplated by Rules 408(c)(1) and (3) of Regulation S-K, respectively. However, please note additional disclosure to footnote 4.

COMMENT 33. WE NOTE IN YOUR RESPONSE TO COMMENT 88 THAT YOU CONSOLIDATE THE ESTEL COMMUNICATION PVT. LTD. JOINT VENTURE. IN LIGHT OF THE FACT THAT YOUR INDIAN PARTNER MANAGES ESTEL AND OWNS A MAJORITY INTEREST IN IT, YOUR BASIS FOR CONSOLIDATING IT IS UNCLEAR. PLEASE EXPLAIN TO US THE BASIS FOR YOUR POLICY AND CLARIFY YOUR DISCLOSURE. IN YOUR RESPONSE, PLEASE TELL US IF YOUR JOINT VENTURE PARTNER HAS ANY SUBSTANTIVE PARTICIPATING RIGHTS AS CONTEMPLATED IN EITF NO. 9616 OR ANY IMPORTANT RIGHTS AS CONTEMPLATED IN PARAGRAPH .09 OF SOP 78-9. IF YOUR JOINT VENTURE PARTNER DOES NOT HAVE ANY SUCH RIGHTS, PLEASE DISCLOSE THIS FACT IN THE FOOTNOTES TO YOUR FINANCIAL STATEMENTS.

Response: The Company has 50.01% voting control in the joint venture. The Company has considered EITF 96-16 in determining whether the minority owner has substantive participating rights. Our Indian partner manages Estel's day to day operations, however, the Board of Directors, on which Fusion is represented by its representative directors and its voting shares, approves all significant financial transactions and major business decisions. In addition, the Company has provided Estel primarily all working capital financing through either capital infusion or extended terms on its inter-company receivables. Based upon these facts and circumstances, we have determined that the Company has control over Estel's operations which enables it to consolidate its financial statements.

The financial statements have been revised in footnote 4 to add the following disclosure before the last paragraph in footnote 4:

IN CONSIDERING, EITF NO. 96-16, "INVESTOR'S ACCOUNTING FOR AN INVESTEE WHEN THE INVESTOR HAS A MAJORITY OF THE VOTING INTEREST BUT THE MINORITY SHAREHOLDER OR SHAREHOLDERS HAVE CERTAIN APPROVAL OR VETO RIGHTS", MANAGEMENT HAS EVALUATED THE FACTS AND CIRCUMSTANCES UNDERLYING EACH JOINT VENTURE RELATIONSHIP SUCH AS THE FINANCIAL DEPENDENCE OF THE MINORITY SHAREHOLDERS ON THE COMPANY AND CORPORATE GOVERNANCE OF EACH JOINT VENTURE. BASED UPON THESE FACTS AND CIRCUMSTANCES, THE COMPANY HAS DETERMINED THAT THE MINORITY SHAREHOLDERS OF THE JOINT VENTURES DO NOT HAVE SUBSTANTIVE RIGHTS THAT WOULD PROHIBIT THE CONSOLIDATION OF ITS JOINT VENTURES WITHIN ITS CONSOLIDATED FINANCIAL STATEMENTS.

COMMENT 34. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 96. WE NOTE THAT ON PAGE F-46 YOU DESCRIBE THE "CONTINGENT EVENT" AND THE "TRIGGERING EVENT" IN REFERENCE TO EITF 00-27. PLEASE DISCLOSE AND CLARIFY WHAT THE CONTINGENT OR TRIGGERING EVENT IS.

Response: The financial statements being resubmitted include the following updated disclosure.

Page F-46, has been revised as follows:

Upon the closing of an intial public offering of common stock by the Company, the Series C preferred stock shall automatically convert into shares of the Company's common stock at the lesser of the voluntary conversion price then in effect or 75% of the offering price of the common stock.In accordance with paragraph 23 of EITF 00-27, the Company will wait until this contingent event to occur and compute the resulting number of shares that would be received upon conversion based upon the adjusted conversion price. At that point in time the beneficial conversion amount, if any, would be recognized in the period in which the successful intitial public offering occurs.


COMMENT 35. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 98. PLEASE DISCLOSE THAT YOU HAVE ONE REPORTABLE SEGMENT IN ACCORDANCE WITH SFAS 131 AND DISCLOSE, IN ACCORDANCE WITH PARAGRAPH 26(A), THAT YOU AGGREGATED A NUMBER OF OPERATING SEGMENTS TO CREATE THE ONE REPORTABLE SEGMENT. PLEASE ALSO DISCLOSE, IN ACCORDANCE WITH PARAGRAPH 37, THE REVENUES FROM EXTERNAL CUSTOMERS FOR EACH PRODUCT AND SERVICE.

Response: In response to your comment, we have inserted disclosure in Footnotes 20 and 21 to the consolidated financial statements for the nine months ended September 30, 2004 and for the year ended December 31, 2003, respectively.

COMMENT 36. SUPPLEMENTALLY, TELL US HOW MANY OPERATING SEGMENTS YOU HAVE AND HOW YOU DETERMINED THAT NUMBER IN ACCORDANCE WITH PARAGRAPH 10 OF SFAS 131. FURTHERMORE, DESCRIBE FOR US HOW YOU DETERMINED THE SIMILAR ECONOMIC

CHARACTERISTICS REQUIREMENT IN PARAGRAPH 17, ALLOWING YOU TO AGGREGATE YOUR OPERATING SEGMENTS INTO ONE REPORTABLE SEGMENT.

Response: In response to your comment, we have inserted disclosure in Footnotes 20 and 21 to the consolidated financial statements for the nine months ended September 30, 2004 and for the year ended December 31, 2003, respectively.

COMMENT 37. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 100. PLEASE ALSO DISCLOSE ON PAGE F-53, AND ELSEWHERE AS APPLICABLE, THAT THE RIGHTS OF A HOLDER OF A CLASS A COMMON SHARE ARE IDENTICAL IN ALL RESPECTS TO THE COMMON STOCK EXCEPT AS DESCRIBED IN YOUR DISCLOSURE.

Response: The financial statements being resubmitted include the following updated disclosure.

On November 1, 2004, the Board of Directors, upon approval of the stockholders, increased the authorized number of shares to 136,000,000 which includes 105,000,000 shares of common stock, 10,000,000 shares of preferred stock and 21,000,000 shares of Class A common stock. On or about December 15, 2004, each share of the Company's outstanding common stock will automatically be converted into one share of Class A common stock. The Class A common stock may not be converted into common stock until one year after the successful completion of an initial public offering unless the holder agrees to exercise a one year lock up agreement. THE RIGHTS OF A CLASS A SHAREHOLDER ARE IDENTICAL IN ALL RESPECTS TO THE COMMON STOCK OTHER THAN THE SHARES OF CLASS A COMMON STOCK ARE NOT TRANSFERABLE FOR A PERIOD OF ONE YEAR FOLLOWING THE CLOSING OF THE IPO.

COMMENT 38. WE REISSUE OUR PREVIOUS COMMENT 101. IN THIS REGARD, WE NOTE THIS IS A FIRMLY UNDERWRITTEN OFFERING WITH A VALUATION OF YOUR COMMON STOCK ESTABLISHED BY PROFESSIONALS IN A PERIOD CONTEMPORANEOUS WITH THE NOVEMBER 2004 NOTE ISSUANCE AND REFINANCING. WE WILL EVALUATE YOUR MD&A DISCLOSURE IN CONNECTION WITH YOUR NEXT REVISION AS THE TERMS OF THE TO BECOME FINALIZED REGARDING THE IMPACT OF THE NOVEMBER 2004 NOTE ISSUANCE AND THE REFINANCING DISCLOSED ON PAGE F-53. COMMENT 39. PLEASE COMPLY WITH ALL OF THE ABOVE COMMENTS AS APPLICABLE.

Response: Management has determined the fair value of the Common Stock issuable upon conversion of the promissory note to be $4.20 per share at the time of issuance, which represents the anticipated mid point IPO price of $6 per share, less a 30% haircut which factors in a lack of marketability, contingency of the initial public offering, a one year lock-up beginning on the date of IPO and the possible variance to the actual offering price. As a result, there is a beneficial conversion feature which will be disclosed as follows:

In November 2004, the Company received net cash proceeds of $1,330,000 ($1,400,000 for a convertible note net with a $70,000 advisory fee) and refinanced $1,108,333 of existing notes payable and accrued interest in exchange for a convertible promissory note. These two notes aggregate $2,508,333, bear interest at 6.5% per annum and are due in November 2006. The notes would automatically convert into common shares at a conversion price of $3.85 per share upon successful registration from an initial public offering. The common stock is subject to a one year lock up provision. The beneficial conversion feature will result in a charge of interest expense of approximately $228,000 in the fourth quarter of 2004.

COMMENT 40. WE REISSUE PRIOR COMMENT 106. GIVEN THAT, THE REGISTRATION STATEMENT CONTAINING THE SELLING SHAREHOLDER PROSPECTUS WILL BE DECLARED EFFECTIVE WHEN THERE IS NO EXISTING MARKET FOR THE SECURITIES, YOU MUST STATE THE PRICE (OR A RANGE OF PRICES IN ACCORDANCE WITH RULE 430A) AT WHICH THE SHAREHOLDERS WILL SELL THEIR SHARES ON THE COVER PAGE OF THE PROSPECTUS. IN THE ABSENCE OF A MARKET PRICE, MERELY DISCLOSING THAT SHARES MAY BE SOLD AT MARKET OR NEGOTIATED PRICES DOES NOT SATISFY THE REQUIREMENTS OF SCHEDULE A OF THE SECURITIES ACT OF 1933 AND ITEM 501(b)(3) OF REGULATION S-K. PLEASE REVISE TO INCLUDE A FIXED PRICE OR PRICE RANGE IN THE SELLING SHAREHOLDER PROSPECTUS AND PLAZA TO FILE A POST-EFFECTIVE AMENDMENT TO SWITCH TO A MARKET PRICE WHEN THE SHARES BEGIN TRADING ON THE AMEX.

Response: As discussed, the Selling Securityholders will not receive their warrants until the closing of the IPO (when their series C preferred stock converts). The closing will be three days after effectiveness. At the time of closing there will be a market (AMEX) for the warrants. However, we have added language that any sales prior to the time when trading will have commenced on AMEX will be at a fixed price of $.05 per warrant. In addition, please note that the shares being sold by the Selling Stock Holder are also not issuable until the closing.

COMMENT 41. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER 107. PLEASE NAME ANY SELLING SECURITYHOLDERS THAT ARE BROKER-DEALERS, SUCH AS CAPITAL GROUP LLC, AND STATE ON YOUR COVER PAGE, IN THE PROSPECTUS SUMMARY AND IN THE PLAN OF DISTRIBUTION THAT SUCH SELLING SECURITYHOLDER IS A STATUTORY UNDERWRITER.

Response: Performance Capital Group, LLC is the only broker-dealer. We have added the requested disclosure to indicate that they are a statutory underwriter. Please see pages A-1 and A-4.

COMMENT 42. WE NOTE YOUR RESPONSE THAT SOME OF THE SELLING SECURITY HOLDERS ARE AFFILIATES OF A BROKER-DEALER. IN ADDITION TO THE ITEM 507 AND ITEM 508 OF REGULATION S-K INFORMATION THAT YOU HAVE INCLUDED, YOUR PROSPECTUS ALSO SHOULD STATE, IF TRUE:

         o    THAT SUCH SELLER PURCHASED IN THE ORDINARY COURSE OF BUSINESS; AND

         o AT THE TIME OF THE PURCHASE OF THE SECURITIES TO BE RESOLD, THE SELLER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES.


        IF YOU CANNOT PROVIDE THIS REPRESENTATION FOR EACH AFFILIATE, TELL US SUPPLEMENTALLY.

We have added the requested disclosure. We also correct our prior supplemental discussion to you in that the following persons are not affiliates of a broker-dealer for the reasons specified previously and reiterated below:

1.   Howard Goldberg --       Is a stockholder of a public holding company of a
                              broker-dealers;

2.   Andrew and Wen Gamba --  Are advisors to a broker-dealer;

3.   Terry R. Otten --        Is a stockholder of a public holding company of a
                              broker-dealer;

4.   Woodland Partners --     Is a stockholder of a holding company of a
                              broker-dealer; and

5.   Joseph Miller --         Is the son of an employee of a broker-dealer.

Response: We have added the requested disclosure, as each Selling Security Holder has made the representation. Please see the footnote on page A-9.

COMMENT 43. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER 108 AND WILL LOOK FOR DISCLOSURE OF THE NATURAL PERSONS IN A FUTURE PRE-EFFECTIVE AMENDMENT.

Response: Once we have obtained the information, we will add disclosure of the beneficial owners as a footnote to the table.

COMMENT 44. SINCE IT APPEARS YOU INTEND TO DO A RULE 415 OFFERING, PLEASE ADD BACK THE UNDERTAKING REQUIRED BY ITEM 512(a) OF REGULATION S-K.

Response: We have added the requested undertaking.

COMMENT 45. WE REISSUE IN PART OUR PRIOR COMMENT NUMBER 113. WITH YOUR NEXT AMENDMENT, PLEASE PROVIDE US WITH AT LEAST DRAFT COPIES OF THE LEGALITY OPINION. WE WILL NEED ADEQUATE TIME TO REVIEW AND COMMENT UPON IT.

Response: We have filed our opinion as an exhibit.

         If you have any questions or desire any additional information that will assist you in your review please feel free to call me.


         Thank you for your cooperation



                                                       Sincerely,

                                                       /s/ Arthur S. Marcus

                                                       Arthur S. Marcus, Esq.